News Release	TSX, AMEX Symbol: NG

NovaGold Advises Shareholders to Take No Action
Regarding Barrick Gold’s Amended Unsolicited Takeover Bid

Special Committee of NovaGold Board of Directors
Will Review Bid and Provide Recommendation

October 24, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, AMEX: NG) today confirmed that Barrick Gold Corporation (TSX: ABX, NYSE: ABX) has increased and extended its hostile offer to purchase all of the outstanding common shares of NovaGold. NovaGold advises its shareholders to take no action at this time in response to Barrick’s amended offer for US$16.00 per share in cash, scheduled to expire at 9:00 PM Toronto time on November 7, 2006.

Since Barrick announced its unsolicited takeover bid in July, NovaGold has achieved a series of major development milestones on its projects, including the start of construction at its Rock Creek mine in Nome, Alaska; a significant increase in its gold, silver and copper resources based on a retabulation using updated economic parameters; conversion of Inferred Resources to Measured and Indicated Resources at Galore Creek and Nome Gold based on 2005 drilling results; and completion of several key permitting steps at the Galore Creek copper-gold-silver project, with a Feasibility Study for the project scheduled for completion and release shortly.

In light of these advances on the Company’s projects and the amended offer from Barrick, a Special Committee of NovaGold’s Board of Directors is evaluating the revised offer from Barrick. NovaGold’s Board will issue an update to its Directors’ Circular and its related Solicitation/Recommendation Statement on Schedule 14D-9 that will contain important information, including the Board’s recommendation to shareholders with respect to Barrick’s amended offer.

NovaGold advises shareholders to defer making any decision with respect to Barrick’s amended offer until they have had an opportunity to review the updated Directors’ Circular and the related amendment to its Solicitation/Recommendation Statement, which will be available shortly.

The Special Committee’s advisors include RBC Dominion Securities Inc., a member company of RBC Capital Markets, and Citigroup Global Markets Inc. as financial advisors, and Borden Ladner Gervais LLP and Dorsey & Whitney LLP as legal counsel. On August 14, 2006, based on the recommendation of its Special Committee of independent directors, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile offer to acquire all of the outstanding shares of NovaGold for US$14.50 per share in cash. The Board determined that Barrick’s offer was inadequate and significantly undervalued NovaGold’s world-class gold and copper projects and the Company’s growth potential.

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/ Recommendation Statement on Schedule 14D-9, the Notice of Change to the Directors’ Circular dated August 24, 2006, and the forthcoming amendment and any further amendments thereto when they become available, because they will contain important information. The Directors’ Circular and Solicitation/Recommendation Statement and any amendments will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and available free of charge on the SEC’s website at www.sec.gov. The Directors’ Circular and Solicitation/Recommendation Statement and any amendments will also be available on SEDAR’s website at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the SEC or SEDAR by NovaGold may be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary as well. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments in Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and NovaGold’s future operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property, Pioneer Metals and the Galore Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, including any future modifications to the terms of Barrick’s tender offer; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Resource Estimates

This press release uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this press release and NovaGold’s Directors’ Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

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CONTACTS

Investors:	Media:

Don MacDonald, CA	John Lute / Peter Aterman
Senior Vice President & CFO	Lute and Company
(604) 669-6227 or 1-866-669-6227	(416) 929-5883

Greg Johnson	Matt Sherman / Jamie Moser
Vice President, Corporate Communications and	Joele Frank, Wilkinson Brimmer Katcher
Strategic Development	(212) 355-4449
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833